EQ ADVISORS TRUST

1290 Avenue of the Americas
New York, New York 10104

April 21, 2009

VIA IDEA

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549.

Re:	EQ Advisors Trust – Post-Effective Amendment No. 67 to the Registration Statement on Form N-1A (File Nos. 333-17217 and 811-07953)

Ladies and Gentlemen:

On April 15, 2009, EQ Advisors Trust filed with the U.S. Securities and Exchange Commission a Post-Effective Amendment to its Registration Statement on Form N-1A (“Post-Effective Amendment”) as IDEA submission type 485BPOS (Accession No. 0001193125-09-079614) to register shares of the AXA Growth Strategy Portfolio. The Post-Effective Amendment was mislabeled as Post-Effective Amendment No. 65 under the Securities Act of 1933, as amended (“1933 Act”), and No. 68 under the Investment Company Act of 1940, as amended (“1940 Act”). This letter is to confirm to you that the facing sheet for the Post-Effective Amendment should have reflected that the Post-Effective Amendment was filed as Post-Effective Amendment No. 67 under the 1933 Act and No. 70 under the 1940 Act.

If you have any questions concerning the foregoing, please do not hesitate to contact me at (212) 314-5280 or Mark C. Amorosi of K&L Gates LLP, counsel to the Trust, at (202) 778-9351.

Sincerely,

EQ ADVISORS TRUST

By: /s/ William MacGregor William MacGregor Vice President and Assistant Secretary

cc:	Sonny Oh, Esq. Division of Investment Management

Patricia Louie, Esq. EQ Advisors Trust

Clifford J. Alexander, Esq. Mark C. Amorosi, Esq. Andrea Ottomanelli Magovern, Esq. K&L Gates LLP